SUMMON FOR THE ANNUAL GENERAL MEETING

As agreed by the Board of Directors of Controladora Comercial Mexicana, S.A. de C.V., the Company’s stockholders are summoned to the General Ordinary Assembly to be held on March 31st, 2004 at 11:00 a.m. at Salón Mérida of the Four Seasons Hotel, located on Paseo de la Reforma 500, Col. Juárez in Mexico City, in order to tend to the following issues:

AGENDA
General Ordinary Assembly

I. The Board of Directors’ report, presentation of the Company’s financial statements for the year ended December 31st, 2003. Report on purchasing operations and reissuance of units. Report of the Internal Auditing Committee and of the Statutory Auditor. Agreements with respect to this information and to the Board of Directors performance.

II. Decision on the application of profits with the possibility of a decree on a dividend of $0.1115 Mexican Pesos per linked unit representative of four shares, as well as the definition of amount of resources to be used for the shares repurchasing fund during this fiscal year.

III. Appointment or ratification, as the case may be, of the members of the Board of Directors, Statutory Examiners, and members of the Executive Committee and of the Auditing Committee.

IV. Determination of remuneration for the Board of Directors and Statutory Examiners.

V. Appointment of delegates to ensure compliance with the resolutions made at the Meeting and, in case, to formalize as required.

To attend the Meeting, stockholders must be registered and deposit at the Secretariat the certificates representing their shares or present proof of deposit made to a Mexican or foreign institution, or to S.D. Indeval, S.A. de C.V., Securities Deposit Institution, at the offices located on Av. Revolución 780, Módulo 2, Col. San Juan, Delegación Benito Juárez, 03730 México D.F., two days before the date of the Meeting at the latest, in exchange for the corresponding admission card. Deposits must be made between 9:30 a.m. and 14:00 p.m. from Monday to Friday.

Stockholders may be represented by attorneys-in-fact with power of attorney according to Article 14 bis 3 of the Law of the Mexican Stock Market. The Secretary of the Board should receive powers of attorney on dates previously mentioned. Power of attorney forms are available at the Secretariat of the Board and at our website www.comerci.com.mx from this date on.

Brokerages are reminded to present a list containing name, address, citizenship and number of shares for each one of the stockholders they represent.

Mexico City, February 25, 2004

Rodolfo García Gómez de Parada
Pro-Secretary of the Board of Directors

CONTROLADORA COMERCIAL MEXICANA ("CCM") ANNOUNCES RESULTS FOR THE FOURTH QUARTER 2003.

(Mexico City, February 26, 2004) Controladora Comercial Mexicana (BMV: “Comerci”; NYSE: “MCM”) announced on this date its Fourth Quarter 2003 results.

In terms of sales, last year the Company increased 0.30% in same store sales. The fourth individual quarter presented 2.5% increase compared to same period in 2002.

During the year we observed the following aspects affecting our sales performance.

1. The change in pricing that we conducted during year 2002 impacted our comparative in sales during the first semester due to the internal price deflation.

2. It was in the central part of the country where last year, as a consequence of the competition increase, our sales dropped 3.0%. The rest of the country had a positive performance increasing between 0.5% and 2.0%, being the Metropolitan and the Southwestern areas where the best performance was observed.

3. This quarter we again bid and won the voucher contract with the Mexico City Government. As it is publicly known, in order to win this contract we offered a substantial discount. The logic behind this aggressive proposal was basically to consolidate our commercial strategy, showing our customers that we are an excellent option in prices, product assortment and customer service.

Financial Performance

Regarding the income statement, net sales increased 4.9% from $33,325.8 million during 2002 compared to $34,963.9 million for the same period in 2003.

During the fourth individual quarter net sales increased 8.3% from $9,185.4 million in 2002 to $9,948.9 million in 2003.

Gross profit increased 7.1%, from $6,537.0 million in 2002 to $6,999.8 million in 2003, presenting 40 basis points increase in the gross margin to conclude with 20.0% in 2003. This improvement resulted mainly from the efficiency on several different programs to reduce shrinkage, improving terms and conditions with suppliers and from a better category management in our stores.

Gross profit for the fourth individual quarter increased 9.6% from $1,748.5 million in 2002 to $1,916.1 million in 2003, representing 19.0% for 2002 and 19.3% for 2003. This means that this concept remained unaffected during the last individual quarter despite of the substantial discount offered on the food voucher program.

Operating expenses increased 0.3% concluding in $5,580.7 million in year 2002 and $5,594.4 million in year 2003, representing 75 basis points decrease of net sales percentage in 2003 with respect to 2002.

Operating expenses for the fourth individual quarter increased 0.8% from $1,429.7 million in 2002 to $1,441.0 million in 2003 representing 15.6% and 14.5% margins from 2002 and 2003 respectively.

In 2003 approximately 1.7% of the work force was increased in the Company, lower percentage than the sales floor area increase of the year.

As a result, the operating profit increased 47.0% from cumulative $956.3 million in 2002 to $1,405.4 million for the same period in 2003, representing 2.9% and 4.0% of net sales for 2002 and 2003 respectively.

For the fourth individual quarter the operating profit increased 49.0% from $318.8 million in 2002 to $475.1 million in 2003, representing operative margins of 3.5% and 4.8% for 2002 and 2003 respectively.

EBITDA increased 21.8% from $1,709.8 million during 2002 to $2,081.9 million for 2003. During the fourth individual quarter EBITDA increased 19.4% from $506.0 million in 2002 to $604.3 million in 2003.

Integral cost of financing increased 203.6% during 2003 from $61.4 million in 2002 to $186.5 million in 2003. The fourth individual quarter changed 184.8% from $52.3 million gain in 2002 to $44.4 million loss in 2003.

Other financial operations reflect a loss as a result of the sale of non strategic assets for the company.

Provision for deferred and non-deferred taxes in cumulative terms is reflecting a big swing from $72.4 million pesos at the end of 2002 to $214.1 million pesos at the end of year 2003. This increase is basically due to higher fiscal profits and due to the previous fiscal losses amortization, this one affecting directly deferred taxes.

Due to above-mentioned net profit increased 29.1% from $820.1 million in 2002 to $1,058.9 million in 2003. Net profit expressed as net sales percentage was 2.5% and 3.0% during 2002 and 2003 respectively. For the fourth individual quarter, net income decreased 25.1% from $510.0 million in 2002 to $381.9 million in 2003, representing 5.6% and 3.8% as a percentage of sales in 2002 and 2003.

Stockholder’s equity increased 6.6% from $12,225.0 million in 2002 to $13,036.4 million in 2003.
Our investments during the year reached $1,523.5 million pesos. We opened four California Restaurants; two Costco membership warehouses in Cuernavaca and Los Cabos; six Megas, five of them from the Auchan stores acquisition, the sixth one was opened in Cuernavaca. One Comercial Mexicana was converted into Mega and eight stores were remodeled. We have also acquired very important pieces of land increasing our reserve.

During year 2003 we had a change on the negative trend of the last years and improved the financial condition of the Company in various lines and concepts. We have conducted deep structural changes in our organization in order to face a more intense and fierce competitive market. However, we know that we have just taken the first of many steps. We are perfectly aware that this is just the beginning.

Francisco Martínez de la Vega
Chief Financial Officer

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
GEOGRAPHIC DISTRIBUTION AS OF DECEMBER 31, 2003
ZONE	C.M.	BOD. C.M.	MEGA	SUMESA	COSTCO	TOTAL STORES	REST. CALIF.	SQ.FT.	AREA %

Metrop.
	18	25	19	15	5	82	32	499,601	41.2%

Center
Aguascalientes	1	2			1	4		28,394
Celaya	1		1		1	3	1	23,935
Cuautla	1					1	1	8,100
Cuernavaca	3		2	2	1	8	3	55,017
Guadalajara	2		1		1	4		32,672
Guanajuato	1					1		3,964
Irapuato	1					1	1	9,280
León	2		1		1	4	1	31,979
Manzanillo	1					1		4,016
Michoacan, Zam.	1					1		4,143
Morelia	3				1	4	2	27,021
Pachuca	1		1			2	1	13,195
Pto.Vallarta	1		1			2	1	11,336
Puebla	2	1	3		1	7	3	71,167
Quere´taro	3	1	1		1	6	2	50,254
Salamanca	1					1		7,709
San Luis Potosi´	2	1	1		1	5	1	41,651
Toluca	1	1				2	2	16,523
Uruapan	1					1		3,999
Total	29	6	12	2	9	58	19	444,355	36.7%

Northwest
Culiacan	1					1		9,305
Baja California					1	1		11,365
Mazatlan			1			1		8,636
Mexicali	1				1	2		15,860
Tijuana	7				1	8	2	60,172
Hermosillo					1	1		9,412
Total	9	0	1	0	4	14	2	114,750	9.5%

Northeast
Tampico	1		1			2		12,078
Monterrey					1	1		12,200
Total	1	0	1	0	1	3	0	24,278	2.0%

Southeast
Cancun	3				1	4	2	28,118
Jalapa			1		1	2	1	19,295
Veracruz	1	1				2		12,232
Merida	1				1	2	1	17,131
Total	5	1	1	0	3	10	4	76,776	6.3%

Southwest
Acapulco	4	1			1	6	2	37,669
Chilpancingo	1					1		6,683
Zihuatanejo	1					1		7,109
Total	6	1	0	0	1	8	2	51,461	4.2%

TOTAL UNITS
TOTAL AREA	68	33	34	17	23	175	59
% TOTAL AREA	424,777	179,689	354,500	15,126	237,130		13,197*	1,211,221	100.0%
M2	35.07%	14.8%	29.3%	1.2%	19.6%			100.0%
*Seats	4,572,237	1,934,154	3,815,803	162,815	2,552,444			13,037,451

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
BALANCE SHEET
	2003-IV	2002-IV	Var.
Total Assets	25,783,622	24,100,923	7.0%
Current Assets	8,784,108	7,682,840	14.3%
Temporary investments	1,226,588	892,989	37.4%
Trade acount receivable, net	538,661	334,477	61.0%
Other accounts and notes receivable	2,688,998	2,364,399	13.7%
Inventories	4,150,901	4,056,710	2.3%
Prepaid and other assets	178,960	34,265	422.3%
Long Term	173,664	119,716	45.1%
Accounts and documents receivable,net	0	0	0.0%
Investment in shares of subsidiaries and non-consolidated associated	0	0	0.0%
Other investments	173,664	119,716	45.1%
Property Plant and Equipment	16,501,443	15,942,842	3.5%
Property	16,648,032	16,700,043	(0.3%)
Machinery and Industrial equipment, net	0	0	0.0%
Other equipment	5,258,835	4,338,240	21.2%
Accumulated depreciation	5,808,650	5,238,960	10.9%
Construction in progress	403,226	143,519	181.0%
Deferred Assets, net	0	0	0.0%
Other Assets	324,407	355,525	(8.8%)
TOTAL LIABILITIES	12,654,634	11,787,637	7.4%
Current Liabilities	8,268,206	7,702,179	7.3%
Suppliers	6,153,187	5,873,967	4.8%
Bank Loans	0	164,169	(100.0%)
Stock Market Loans	0	0	0.0%
Taxes to be paid	147,719	199,821	(26.1%)
Other	1,967,300	1,464,222	34.4%
Long Term Liabilities	2,102,761	1,820,709	15.5%
Bank Loans	400,000	324,230	23.4%
Stock Market Loans	1,702,761	1,496,479	13.8%
Other Loans	0	0	0.0%
Deffered Loans	2,149,940	2,149,939	0.0%
Other Liabilitites	133,727	114,810	16.5%
Consolidated Stock Holders' Equity	13,128,988	12,313,286	6.6%
Minority Interest	92,565	88,284	4.8%
Majority Stock Holders' Equity	13,036,423	12,225,002	6.6%
Contribuited Capital	8,213,347	8,203,548	0.1%
Capital Stock (nominal)	1,737,600	1,737,600	0.0%
Restatement of Paid in Capital Stock	5,502,566	5,502,566	0.0%
Paid in Capital	973,181	963,382	1.0%
Contributions for Future Capital Increase	0	0	0.0%
Capital Increase (Decrease)	4,823,076	5,643,404	19.9%
Retained Earnings and Legal Reserve	6,344,954	5,643,849	12.4%
Reserve for repurchase of units	1,099,365	1,049,723	4.7%
Results from holding Nonmonetary Assets	(3,680,129)	(3,491,805)	5.4%
Net income	1,058,886	820,132	29.1%
Figures in thousands pesos as of Dec.31, 2003

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
INDIVIDUAL RESULTS
	2003-IV	%	2002-IV	%	VAR %
Net Sales	9,948,850	100.0%	9,185,372	100.0%	8.3%
Cost of Sales	8,032,771	80.7%	7,436,883	81.0%	8.0%
Gross Income	1,916,079	19.3%	1,748,489	19.0%	9.6%
Operating Expenses	1,441,009	14.5%	1,429,653	15.6%	0.8%
Operating Income	475,070	4.8%	318,836	3.5%	49.0%
Integral Results of Financing	44,382	0.4%	(52,326)	(0.6%)	(184.8%)
Interest Expense	89,869	0.9%	67,655	0.7%	32.8%
Hedge profits	43,862	0.4%	(51,490)	(0.6%)	(185.2%)
Loss in Bond repurchase	0	0.0%	8,525	0.1%	(100.0%)
Interest Income	(12,960)	(0.1%)	(11,199)	(0.1%)	15.7%
Foreign Exchange Loss	25,398	0.3%	36,706	0.4%	(30.8%)
Restatement of UDIs	9,492	0.1%	1,527	0.0%	521.6%
Gain from Monetary Position	(111,278)	(1.1%)	(104,050)	(1.1%)	6.9%
Other Financial Operations	111,747	1.1%	(51,681)	(0.6%)	(316.2%)
Earnings Before Tax & Profit Sharing	318,940	3.2%	422,843	4.6%	(24.6%)
Tax Provision and Employee Profit Sharing	46,165	0.5%	(16,405)	(0.2%)	381.4%
Deferred Taxes	(109,294)	(1.1%)	(70,460)	(0.8%)	55.1%
Minority Interest	149	0.0%	(320)	0.0%	146.6%
Net Earnings	381,920	3.8%	510,028	5.6%	(25.1%)
Depreciation & Amortization	129,212	1.3%	187,186	2.0%	(31.0%)
Ebitda	604,282	6.1%	506,022	5.5%	19.4%
Figures in thousands pesos as of Dec. 31,2003

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
ACUMULATED RESULTS
	2003-IV	%	2002-IV	%	var.
Net Sales	34,963,852	100.0%	33,325,827	100.0%	4.9%
Cost of Sales	27,964,035	80.0%	26,788,820	80.4%	4.4%
Gross Income	6,999,817	20.0%	6,537,007	19.6%	7.1%
Operating Expenses	5,594,425	16.0%	5,580,720	16.7%	0.2%
Operating Income	1,405,392	4.0%	956,287	2.9%	47.0%
Integral Results of Financing	186,517	0.5%	61,436	0.2%	203.6%
Interest Expense	331,596	0.9%	239,872	0.7%	38.2%
Hedge profits	453	0.0%	(51,490)	(0.2%)	(100.9%)
Loss in Bond repurchase	35,907	0.1%	8,525	0.0%	321.2%
Interest Income	(42,656)	(0.1%)	(44,852)	(0.1%)	(4.9%)
Foreign Exchange (Gain) Loss	77,898	0.2%	196,478	0.6%	(60.4%)
Restatement of UDIs	21,840	0.1%	30,609	0.1%	(28.6%)
Gain from Monetary Position	(238,521)	(0.7%)	(317,706)	(1.0%)	(24.9%)
Other Financial Operations	(62,247)	(0.2%)	(5,023)	0.0%	1,139.2%
Earnings Before Tax & Profit Sharing	1,281,122	3.7%	899,874	2.7%	42.4%
Tax Provision	171,510	0.5%	136,629	0.4%	(25.5%)
Deferred Taxes	42,626	0.1%	(64,231)	(0.2%)	166.4%
Minority Interest	8,100	0.0%	7,344	0.0%	10.3%
Net Earnings	1,058,886	3.0%	820,132	2.5%	29.1%
Depreciation & Amortization	676,528	1.9%	753,542	2.3%	(10.2%)
Ebitda	2,081,920	6.0%	1,709,829	5.1%	21.8%
Figures in thousands pesos as of Dec.31, 2003

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
	2003-IV	2002-IV	Var.
Consolidated Net Income	1,066,986	827,476	28.9%
+ (-) Items Added to Income Which do not Require Use of Cash	802,657	704,378	14.0%
Cash flow form Net Income of the Year	1,869,643	1,531,854	22.1%
Cash Flow from Change in Working Capital	(301,890)	(1,168,016)	(74.1%)
Cash Generated (Used) in Operating Activities	1,567,753	363,838	330.9%
Cash Flow form External Financing	117,883	52,040	126.5%
Cash Flow from Internal Financing	(62,960)	(171,752)	(63.4%)
Cash Flow Generated(Used)by Financing Activities	54,923	(119,712)	(146.0%)
Cash Flow Generated (Used)in Investment Activities	(1,289,077)	(653,641)	97.2%
Net Increase(Decrease)in Cash and Shorts-Term Investments	333,599	(409,515)	(181.5%)
Cash and Short Term Investment at the Beginning of Period	892,989	1,302,504	(31.4%)
Cash and Short Term Investment at the End of Period	1,226,588	892,989	37.4%

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
OTHER DATA
	2003-IV	2002-IV	var.
Working Capital	515,902	(19,339)	2,767.7%
Pension Fund and Seniority Premiums	34,313	33,476	2.5%
Executives*	323	326	(0.9%)
Employers*	32,875	32,308	1.8%
Workers*	359	359	0.0%
Circulation Shares*	1,086,000,000	1,083,524,271	0.2%
Repurchased Shares*	0	2,475,729	(100.0%)
* Numbers in units